Exhibit 12.1
Moog Inc.
Ratio of Earnings to Fixed Charges
($ in thousands of U.S. dollars)

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
	2005	2004	2003	2002	2001
Earnings:
Earnings before income taxes	$94,918	$83,469	$58,249	$52,990	$42,013
Fixed charges included in earnings	19,645	16,560	22,809	31,794	36,975

Earnings	$114,563	$100,029	$81,058	$84,784	$78,988

Fixed charges:
Interest expense	$13,671	$11,080	$17,122	$26,242	$32,054
Amortization of debt issuance costs	1,279	1,135	1,092	1,174	1,177
Interest component of rent expense	4,695	4,345	4,595	4,378	3,744

Fixed charges	$19,645	$16,560	$22,809	$31,794	$36,975

Ratio of Earnings to Fixed Charges	5.8	6.0	3.6	2.7	2.1